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Filed by AVI BioPharma, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934

Subject Company: eXegenics, Inc.
Commission File No. 000-26078

AVI BioPharma to Acquire eXegenics in $11.0 Million Stock Exchange

        PORTLAND, Ore. and DALLAS, Tex.—July 16, 2003—AVI BioPharma, Inc. (Nasdaq: AVII, AVIIW, AVIIZ), and eXegenics, Inc. (Nasdaq: EXEG) today announced the signing of a definitive merger agreement under which AVI has agreed to acquire eXegenics in a stock-for-stock transaction. The transaction has been structured as a two-step acquisition comprised of an immediate exchange offer for all of the outstanding shares of eXegenics common stock and eXegenics preferred stock, followed by a merger in which AVI would acquire those shares of eXegenics common stock and eXegenics preferred stock that are not exchanged for AVI common stock in the exchange offer.

        This transaction offers 0.103 of a share of AVI common stock for each share of eXegenics common stock, and 0.155 of a share of AVI common stock for each share of eXegenics preferred stock. Based on the volume weighted average prices of AVI common stock for the 30 consecutive trading days ending on July 14, 2003, the transaction values eXegenics common stock at $0.64 per share, and eXegenics preferred stock at $0.96 per share, or approximately $11.0 million in total. The exchange offer is subject to various conditions, including the tender of at least a majority of the shares of eXegenics capital stock in the exchange offer. The exchange offer is expected to close in August of this year, and the merger is expected to close in September of this year.

        "Acquiring eXegenics should provide AVI up to approximately $10 million in additional cash as well as antisense drug discovery technology and three validated cancer targets," said Denis R. Burger, Ph.D., chief executive officer at AVI. "In addition, eXegenics' work in rapid development of drugs using their Quantum Core Technology is an excellent fit with AVI's existing viral rapid response platform. We believe the cash AVI will receive in the transaction will enable AVI to further its clinical development programs and create additional value for all shareholders."

        "This transaction affords our stockholders greater liquidity for their investment in the near term as well as the opportunity to participate in the future growth of AVI," said Dr. Ronald Goode, chairman, president and chief executive officer of eXegenics. "We believe AVI has demonstrated its ability to produce clinical candidates with significant potential market value. The breadth of AVI's clinical development programs is impressive, as is AVI's demonstrated ability to rapidly advance clinical candidates."

        Key highlights of the acquisition include the following:

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  The acquisition will bring additional cash of up to approximately $10 million to AVI;

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  AVI will acquire all eXegenics intellectual property, including eXegenics' target validation antisense platform (the Oasis program) and eXegenics' Quantum Core Technology;

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  AVI will not retain eXegenics employees;

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  AVI does not anticipate that the consummation of the transaction will result in an increase in AVI expenditures or burn rate; and

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  There will be no change to the AVI board of directors or senior management as a result of the transaction.

Terms of the Transaction

        Under the terms of the definitive merger agreement, AVI will first commence an exchange offer in which AVI will offer 0.103 of a share of AVI common stock for each outstanding share of eXegenics common stock and 0.155 of a share of AVI common stock for each outstanding share of eXegenics preferred stock. The exchange offer will be followed by a merger in which each share of eXegenics common stock not tendered in the exchange offer will be converted into the right to receive 0.103 of a share of AVI common stock and each share of eXegenics preferred stock not tendered in the exchange offer will be converted into the right to receive 0.155 of a share of AVI common stock.

        The Board of Directors of eXegenics has voted unanimously to recommend the exchange offer and the merger to its stockholders. Petkevich & Partners, LLC is the financial advisor to eXegenics for this transaction.

About AVI BioPharma

        AVI BioPharma develops therapeutic products for the treatment of life-threatening diseases using two technology platforms: NEUGENE antisense drugs and cancer immunotherapy. AVI's lead NEUGENE antisense compound is designed to target cancer, cardiovascular restenosis, polycystic kidney disease and other cell proliferation disorders. In addition to targeting specific genes in the body, AVI's antiviral program uses NEUGENE antisense compounds to target single-stranded RNA viruses, including West Nile Virus, SARS coronavirus, calicivirus, and Hepatitis C. AVI's lead cancer agent, AVICINE, is a therapeutic cancer vaccine currently in late stage colorectal and pancreatic cancer. More information about AVI is available on the company's Web site at www.avibio.com.

About eXegenics

        eXegenics Inc. (Nasdaq: EXEG), is no longer actively conducting research, but has historically been engaged in the discovery and development of drugs for treatment of cancers and drug-resistant bacterial diseases. For more information, please visit www.exegenicsinc.com.

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Where to Find Additional Information about the Transaction

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell eXegenics shares. AVI will file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 and Schedule TO, and eXegenics will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the exchange offer. AVI and eXegenics expect to mail a prospectus of AVI and related exchange offer materials as well as the Schedule 14D-9 to stockholders of eXegenics. Investors and security holders of eXegenics are urged to read carefully these documents when they become available because they will contain important information about AVI, eXegenics and the proposed transaction. In addition to the registration statement, the Schedule TO, the prospectus and the Schedule 14D-9, each of AVI and eXegenics file annual, quarterly and special reports, proxy statements and other information with the SEC. The exchange offer materials (when they become available), and any other document filed by AVI or eXegenics with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. A free copy of the exchange offer materials (when they become available), and any other document filed by AVI or eXegenics with the SEC, may also be obtained from AVI or eXegenics. In addition, investors and security holders may obtain copies of the documents filed with the SEC by eXegenics on eXegenics' website at www.exegenicsinc.com. Investors and security holders may obtain copies of the documents filed with the SEC by AVI on AVI's website at www.avibio.com.

Safe Harbor

        This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those referred to in the forward-looking statements.

These risks include the risk to both companies that the acquisition of eXegenics by AVI contemplated in the definitive merger agreement will not be consummated. In addition, statements in this press release relating to the expected benefits of the contemplated acquisition are subject to the risk that these benefits will not be realized, and the general risks associated with the respective businesses of eXegenics and AVI as described in the reports and other documents filed by each of them with the SEC. The reader is cautioned not to rely on these forward-looking statements. All forward-looking statements are based on information currently available to AVI and eXegenics, and neither AVI nor eXegenics assumes any obligation to update any forward-looking statement or other statement included in this press release.

AVI Contact:
AVI BioPharma, Inc.
Michael Hubbard (hubbard@avibio.com)
(503) 227-0554

eXegenics Contact:
eXegenics, Inc.
WaLisa Davenport
(214) 358-2000

Investor Contacts:
Lippert/Heilshorn & Associates Inc.
Bruce Voss (bvoss@lhai.com)
Jody Cain (jcain@lhai.com)
(310) 691-7100

Press Contact:
Waggener Edstrom Bioscience
Wendy Carhart (wendyc@wagged.com)
(503) 443-7000

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AVI BioPharma to Acquire eXegenics in $11.0 Million Stock Exchange